

Mail Stop 3720

September 29, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Broadband Corp.
12300 Liberty Boulevard
Englewood, CO 80112

      Re: Liberty Broadband Corporation
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 12, 2016
             File No. 001-36713

Dear Mr. Maffei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated August 12, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors, page I-25

1.   Please tell us the likelihood that your voting power in Charter Communications, Inc. ("Charter") will fall below 25.01% and how this would affect, if at all, Liberty Broadband Corporation's ("Broadband") determination that it does not meet the definition of an investment company under the Investment Company Act of 1940 ("1940 Act").

2.   Please tell us what will happen after the 5-year irrevocable proxy term with Advance/Newhouse Partnership expires, and how the termination of such proxy would

affect, if at all, Broadband's determination that it does not meet the definition of an investment company under the 1940 Act.

3.   You state in your response that Broadband primarily controls Charter because it is the largest single stockholder of Charter and the degree of its control is greater than that of any other person. Please discuss, given the restrictions placed on Broadband's ability to vote its shares other than in accordance with the recommendation of the Board, whether any other person appoints more than three directors to the Board of Charter or may be deemed to have a greater degree of control than Broadband.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.
.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications